Exhibit 99.1

Magic Software Reports Second Quarter and First Half 2024 Financial Results

Or Yehuda, Israel, Aug. 14, 2024 (GLOBE NEWSWIRE) – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the second quarter and first half ended June 30, 2024.

Summary Results for the Second Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q2 2024	Q2 2023	% Change	Q2 2024	Q2 2023	% Change
Revenues	$136.3	$137.6	(1.0)%	$136.3	$137.6	(1.0)%
Gross profit	$38.8	$40.3	(3.6)%	$40.1	$41.6	(3.7)%
Gross margin	28.5%	29.3%	(80) bps	29.4%	30.3%	(90) bps
Operating income	$15.0	$15.4	(2.6)%	$18.2	$18.4	(1.2)%
Operating margin	11.0%	11.2%	(20) bps	13.4%	13.4%	-
Net income (*)	$9.0	$11.3	(20.0)%	$11.7	$13.5	(13.6)%
Diluted EPS	$0.18	$0.23	(21.7)%	$0.24	$0.28	(14.3)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Second Quarter Ended June 30, 2024

●	Revenues for the second quarter of 2024 decreased by 1.0% to $136.3 million, compared to $137.6 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2023), revenues for the second quarter of 2024 would have increased by 0.4% to $138.1 million. As described in the pre-announcement of our third quarter results on November 8, 2023, in the third quarter of 2023, we experienced a substantial and unexpected decline in demand for our professional services from several of our important U.S.-based blue-chip customers which, without any advance notification, decided to immediately suspend significant parts of their active time-and-materials-based projects. This reduced demand had a negative impact on our second quarter revenues compared to the same period of the previous year of approximately $16.6 million. Compared to the fourth quarter of 2023 and the first quarter of 2024, revenues for the second quarter increase by 8.5% and 4.2%, respectively.

●	Operating income for the second quarter of 2024 decreased by 2.6% to $15 million, compared to $15.4 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2023), operating income for the second quarter of 2024 would have amounted to $15.3 million, a decrease of 0.9% compared to the same of the previous year.

●	Non-GAAP operating income for the second quarter of 2024 decreased by 1.2% to $18.2 million, compared to $18.4 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended June 30, 2023), non-GAAP operating income for the second quarter of 2024 would have amounted to $18.5 million, compared to $18.4 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the second quarter of 2024 decreased by 20% to $9.0 million, or $0.18 per fully diluted share, compared to $11.3 million, or $0.23 per fully diluted share, in the same period of the previous year. The decrease in net income attributable to Magic Software’s shareholders was primarily attributable to the increase in interest expenses resulting from the increase in our overall financial debt and negative impact of foreign currency exchange rates fluctuation recorded with respect to monetary assets and liabilities denominated in foreign currency.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the second quarter of 2024 decreased by 13.6% to $11.7 million, or $0.24 per fully diluted share, compared to $13.5 million, or $0.28 per fully diluted share, in the same period of the previous year.

Summary Results for the First Half 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	H1 2024	H1 2023	% Change	H1 2024	H1 2023	% Change
Revenues	$267.0	$280.0	(4.7)%	$267.0	$280.0	(4.7)%
Gross Profit	$75.5	$79.2	(4.6)%	$78.4	$81.8	(4.1)%
Gross Margin	28.3%	28.3%	-	29.4%	29.2%	20 bps
Operating Income	$29.5	$30.8	(4.3)%	$36.4	$36.9	(1.5)%
Operating Margin	11.0%	11.0%	-	13.6%	13.2%	40 bps
Net Income (*)	$17.8	$21.4	(16.7)%	$23.0	$26.4	(12.9)%
Diluted EPS	$0.36	$0.44	(18.2)%	$0.47	$0.54	(13.3)%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the First Half Ended June 30, 2024

●	Revenues for the first half period ended June 30, 2024 decreased by 4.7% to $267.0 million compared to $280.0 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the six months ended June 30, 2023), revenues for the first half period ended June 30, 2024 would have amounted to $271.5 million a decrease of 3.6% compared to the same period of the previous year.

●	Operating income for the first half ended June 30, 2024 decreased by 4.3% to $29.5 million compared to $30.8 million in the same period of the previous year. On constant currency basis, (calculated based on average currency exchange rates for the six months ended June 30, 2023), operating income for the first half period ended June 30, 2024 would have amounted to $30.1 million, a decrease of 2.3% compared to the same period of the previous year.

●	Non-GAAP operating income for the first half ended June 30, 2024, decreased by 1.5% to $36.4 million compared to $36.9 million in the same period of the previous year. On constant currency basis, (calculated based on average currency exchange rates for the six months ended June 30, 2023), Non-GAAP operating income for the first half period ended June 30, 2024 would have amounted to $37 million compared to $36.9 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2024 decreased by 16.7% to $17.8 million, or $0.36 per fully diluted share, compared to $21.4 million, or $0.44 per fully diluted share, in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first half period ended June 30, 2024 decreased by 12.9% to $23.0 million, or $0.47 per fully diluted share, compared to $26.4 million, or $0.54 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first half period ended June 30, 2024 amounted to $41.4 million compared to $42.6 million in the same period last year.

●	As of June 30, 2024, Magic’s cash, cash equivalents and short and long-term bank deposits amounted to $108.4 million.

●	Magic is reiterating 2024 annual revenue guidance of between $540 million and $550 million.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “I am pleased to report that our performance in the first half of 2024 has been increasingly improving, underscoring the positive momentum that continues to drive our business forward. While we operate in a dynamic macroeconomic landscape, which has presented challenges for some of our North American blue-chip clients, particularly in the face of softer demand and budget constraints, we remain optimistic about the future. Our business is constantly improving, and our pipeline is robust as the vast majority of our customers continue to recognize the unique value we bring, increasingly choosing us as their preferred partner for their innovative digital and cloud transformation initiatives. We are confident that this momentum driven by our ongoing efforts to cultivate cutting-edge capabilities will continue to build throughout the year and propel us toward sustained, long-term profitability and enduring value to our esteemed shareholders.”

“The State of Israel is currently enduring a challenging period, marked by uncertainty regarding the ongoing war and its potential consequences. However, our strong client relationships, robust financial foundation, and the substantial cash flow we generate enable us to continue investing in future growth, even amid economic, political, and security turbulence”

Conference Call Details

Magic Software’s management will host a conference call on Thursday, August 14, 2024, at 10:30 am Eastern Daylight Time (17:30 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2023, which filed on May 13, 2024, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Revenues	$136,250	$137,583	$266,970	$280,023
Cost of Revenues	97,407	97,278	191,428	200,833
Gross profit	38,843	40,305	75,542	79,190
Research and development, net	2,847	2,425	5,640	4,964
Selling, marketing and general and administrative expenses	20,835	22,431	40,009	43,595
Increase (decrease) in valuation of contingent consideration related to acquisitions	121	-	427	(165)
Total operating expenses	23,803	24,856	46,076	48,394
Operating income	15,040	15,449	29,466	30,796
Financial expenses, net	1,235	316	2,879	1,015
Income before taxes on income	13,805	15,133	26,587	29,781
Taxes on income	3,040	2,455	5,769	5,268
Net income	$10,765	$12,678	$20,818	$24,513
Share of loss of companies accounted for at equity, net	(85)	-	(149)	-
Net income attributable to non-controlling interests	(1,647)	(1,384)	(2,839)	(3,111)
Net income attributable to Magic’s shareholders	$9,033	$11,294	$17,830	$21,402

Weighted average number of shares used in computing net earnings per share

Basic	49,099	49,093	49,099	49,093

Diluted	49,099	49,133	49,099	49,133

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.18	$0.23	$0.36	$0.44

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

GAAP gross profit	$38,843	$40,305	$75,542	$79,190
Amortization of capitalized software and acquired technology	1,127	1,096	2,234	2,071
Amortization of other intangible assets	121	244	624	489
Non-GAAP gross profit	$40,091	$41,645	$78,400	$81,750

GAAP operating income	$15,040	$15,449	$29,466	$30,796
Gross profit adjustments	1,248	1,340	2,858	2,560
Amortization of other intangible assets	2,083	1,666	3,597	3,730
Increase (decrease) in valuation of contingent consideration related to acquisitions	121	-	427	(165)
Capitalization of software development	(735)	(723)	(1,483)	(1,434)
Costs related to acquisitions	158	107	302	181
Cost of share-based payment	304	609	1,195	1,231
Non-GAAP operating income	$18,219	$18,448	$36,362	$36,899

GAAP net income attributable to Magic’s shareholders	$9,033	$11,294	$17,830	$21,402
Operating income adjustments	3,179	2,999	6,896	6,103
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(396)	(377)	(848)	(524)
Changes in unsettled fair value of contingent consideration related to acquisitions	52	68	166	203
Deferred taxes on the above items	(166)	(444)	(1,065)	(791)
Non-GAAP net income attributable to Magic’s shareholders	$11,702	$13,540	$22,979	$26,393

Non-GAAP basic and diluted net earnings per share	$0.24	$0.28	$0.47	$0.54
Weighted average number of shares used in computing basic net earnings per share	49,099	49,093	49,099	49,093
Weighted average number of shares used in computing diluted net earnings per share	49,099	49,137	49,099	49,137

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2024		2023		2024		2023
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$136,250	100%	$137,583	100%	$266,970	100%	$280,023	100%
Gross profit	40,091	29.4%	41,645	30.3%	78,400	29.4%	81,750	29.2%
Operating income	18,219	13.4%	18,448	13.4%	36,362	13.6%	36,899	13.2%
Net income attributable to
Magic’s shareholders	11,702	8.6%	13,540	9.8%	22,979	8.6%	26,393	9.4%

Basic and diluted earnings per share	$0.24		$0.28		$0.47		$0.54

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2024	2023
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$107,642	$105,943
Short-term bank deposits	722	751
Trade receivables, net	132,827	131,098
Other accounts receivable and prepaid expenses	20,391	18,833
Total current assets	261,582	256,625

LONG-TERM ASSETS:
Deferred tax assets	7,232	6,729
Right-of-use assets	25,023	25,718
Other long-term receivables and Investments in companies accounted for at equity	7,805	8,623
Property and equipment, net	7,517	7,988
Intangible assets and goodwill, net	217,805	216,723
Total long term assets	265,382	265,781

TOTAL ASSETS	$526,964	$522,406

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$25,888	$28,941
Trade payables	29,591	28,415
Dividend payable to Magic Software shareholders	10,016	-
Accrued expenses and other accounts payable	45,269	41,492
Current maturities of lease liabilities	4,409	4,406
Liability in respect of business combinations	2,116	6,656
Put options for non-controlling interests	19,520	18,252
Deferred revenues and customer advances	20,949	13,537
Total current liabilities	157,758	141,699

LONG TERM LIABILITIES:
Long-term debt	38,968	52,267
Deferred tax liability	10,971	11,610
Long-term lease liabilities	22,489	23,101
Long-term liability in respect of business combinations	1,609	1,049
Put options of non-controlling interests	-	620
Emolyee benefit liabilities	1,111	1,116
Total long term liabilities	75,148	89,763

EQUITY:
Magic Software Enterprises shareholders’ equity	268,944	265,981
Non-controlling interests	25,114	24,963
Total equity	294,058	290,944

TOTAL LIABILITIES AND EQUITY	$526,964	$522,406

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Six months ended June 30,
	2024	2023
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$20,669	$24,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,106	9,917
Cost of share-based payment	1,195	1,231
Change in deferred taxes, net	(1,559)	(2,257)
Payments of deferred and contingent consideration related to acquisitions	-	(40)
Capital gain on sale of fixed assets	-	(5)
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	-	(49)
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	389	906
Changes in value of short-term and long-term loans from banks and others and deposits, net	(1,089)	499
Working capital adjustments:
Trade receivables	100	17,315
Other current and long-term accounts receivable	(2,071)	(8,423)
Trade payables	1,941	(1,333)
Accrued expenses and other accounts payable	3,794	(4,072)
Deferred revenues	7,904	4,439
Net cash provided by operating activities	41,379	42,641

Cash flows from investing activities:

Capitalized software development costs	(1,483)	(1,434)
Purchase of property and equipment	(618)	(625)
Payments for business acquisitions, net of cash acquired	(10,248)	(15,585)
Payments of deferred and contingent consideration related to acquisitions	(7,238)	(17,330)
Proceeds from sale of property and equipment	-	10
Redemption of marketable securities	968	-
Investment in long-term deposits	503	(528)
Investment in short-term bank deposits	(670)	-
Proceeds from repayment of loan receivables	-	541
Proceeds from short-term bank deposits	688	3,532
Investment in a company accounted for at equity	(123)	-
Net cash used in investing activities	(18,221)	(31,419)

Cash flows from financing activities:

Proceeds from sale of non-controlling interest	174	-
Dividend to Magic’s shareholders	-	(14,739)
Dividend paid to non-controlling interests	(2,210)	(2,733)
Repayment of lease liabilities	(2,956)	(2,720)
Purchase of redeemable non-controlling interest	-	(5,073)
Purchase of non-controlling interest	(314)	-
Short-term and long-term loans received	10,707	49,463
Repayment of short-term and long-term loans	(25,018)	(10,742)
Net cash (used in) provided by financing activities	(19,617)	13,456

Effect of exchange rate changes on cash and cash equivalents	(1,842)	(3,121)

Increase (decrease) in cash and cash equivalents	1,699	21,557
Cash and cash equivalents at the beginning of the period	105,943	83,062
Cash and cash equivalents at end of the period	$107,642	$104,619